Exhibit (d)(6)

Schedule A

Limited Liability Companies and Portfolios Covered by the Sub-Advisory Agreement, dated as of September 29, 2008, between

Fidelity Investments Money Management, Inc.

and

Fidelity Management & Research (Japan), Inc.

Name of LLC	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity Tactical Income Central Fund	Fixed-Income	09/29/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Mortgage Backed Securities Central Fund	Fixed-Income	09/29/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Inflation-Protected Bond Index Central Fund	Fixed-Income	01/19/2012

Agreed and Accepted

as of January 26, 2014

Fidelity Investments Money Management, Inc.	Fidelity Management & Research (Japan), Inc.
By: /s/William E. Dailey Name: William E. Dailey Title: Treasurer	By: /s/William E. Dailey Name: William E. Dailey Title: Treasurer